TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

May 22, 2007

07024258

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

SEC MAIL RECEIVED
JUN 04 2007
WASH, D.C.
185

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Report of Voting Results dated May 17, 2007.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

File No. 82-34786

TRILOGY
ENERGY TRUST

ANNUAL MEETING OF UNITHOLDERS

May 17, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Matter of Business	Outcome of Vote	Votes by Ballot For	Votes by Ballot Against
1. The election of the director nominees set forth in the Information Circular of Trilogy Energy Trust (the "Trust") dated March 5, 2007 as directors of Trilogy Energy Ltd. (the "Administrator") to hold office until the close of the next annual meeting of unitholders or until their successors are elected or appointed.	Passed	N/A	
2. The appointment of PriceWaterhouseCooopers LLP as the auditor of Trilogy Energy Trust, including all direct and indirect subsidiaries of the Trust, to hold office until the close of the next annual meeting of unitholders.	Passed	N/A	

END